March 24, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Attn: Lori Abbott

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	CUI Global, Inc.

Registration Statement on Form S-3

SEC File No. 333- 216672

Dear Ms. Abbott:

The undersigned, CUI Global, Inc., a Colorado corporation, (“Registrant”), hereby requests that the effective date of the Registration Statement on Form S-3 of the Registrant, SEC File No. 333- 216672, be accelerated so that it will become effective at or before 4:00 p.m. March 29, 2017, Eastern Time, or as soon thereafter as possible.

In connection with this acceleration request, the Registrant acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated this 24 day of March 2017
CUI Global, Inc.,
a Colorado corporation

By:
Print Name: William J. Clough, Esq. Title: President/CEO